Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-143105

SonoSite, Inc. $200,000,000 Convertible Senior Notes due 2014

Security Information

Company name	SonoSite, Inc.
Security	Convertible Senior Notes
Registration format	Registered offering
CUSIP	83568GAA2
ISIN	US83568GAA22
Ranking	Senior
Common stock ticker	NASDAQ: “SONO”

Size

	Bonds	Proceeds
Base deal	200,000	$200,000,000
Underwriters’ option	25,000	$25,000,000

Total	225,000	$225,00,000

Terms

Par amount per bond	$1,000
Issue price	$1,000
Coupon	3.75%
Conversion premium	22.00%
Last sale of common	$31.31
Conversion price	$38.20
Conversion ratio	26.1792

Dates

Trade Date	07/11/07
Settlement Date	07/16/07
Maturity	7 Years
Maturity Date	07/15/14
Coupon Payment Dates	01/15, 07/15
First Coupon Date	01/15/08

Call Schedule

First call date	Call Price
None	N/A

Put Schedule

Put schedule	Put Price
None	N/A

Underwriting		Economics
Book-Runner	JPMorgan	70.00%
Co-Managers	Piper Jaffray	20.00%
	Savvian	10.00%

Economics Breakdown

Gross Spread (per note)	$30.000	3.00%

The notes and the common stock issuable upon conversion of the notes have been registered under the Securities Act of 1933, as amended.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

A copy of the prospectus supplement and the accompanying prospectus for the offering of the convertible notes may be obtained by contacting J.P. Morgan Securities Inc., 1 Chase Manhattan Plaza, 5th floor, New York, NY 10081.

SonoSite, Inc. $200,000,000 Convertible Senior Notes due 2014

Adjustment to shares delivered upon conversion upon certain Fundamental Changes

Assumptions:
Stock price at issue	$31.31
Conversion premium	22.00%
Conversion price	$38.20
Face value	$1,000.00
Conversion ratio	26.1792

Effective date	$31.31	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00
7/11/2007	5.7594	5.4989	4.2327	3.3275	2.6632	2.1612	1.7726	1.4655	1.2188	1.0177	0.8519	0.7138	0.5979	0.5000	0.4168
7/15/2008	5.7594	5.4039	4.0995	3.1897	2.5314	2.0402	1.6641	1.3698	1.1352	0.9452	0.7893	0.6601	0.5520	0.4609	0.3837
7/15/2009	5.7594	5.2405	3.9025	2.9880	2.3394	1.8644	1.5067	1.2308	1.0137	0.8396	0.6980	0.5814	0.4844	0.4030	0.3343
7/15/2010	5.7594	5.0119	3.6305	2.7128	2.0805	1.6302	1.2997	1.0504	0.8578	0.7059	0.5837	0.4840	0.4016	0.3327	0.2747
7/15/2011	5.7594	4.7099	3.2674	2.3466	1.7391	1.3250	1.0334	0.8215	0.6628	0.5407	0.4443	0.3667	0.3030	0.2500	0.2055
7/15/2012	5.7594	4.2562	2.7288	1.8152	1.2574	0.9072	0.6800	0.5265	0.4184	0.3389	0.2780	0.2297	0.1903	0.1573	0.1293
7/15/2013	5.7594	3.5503	1.8773	1.0058	0.5658	0.3460	0.2340	0.1735	0.1375	0.1133	0.0952	0.0804	0.0678	0.0568	0.0469
7/15/2014	5.7594	2.3547	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is greater than $100.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	If the stock price is less than $31.31 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 31.9386 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

Use of proceeds

We estimate that the net proceeds we will receive from the sale of the notes will be approximately $193.5 million (or $217.8 million if the underwriters exercise their over-allotment option in full), after deducting the discount to the underwriters and estimated offering expenses.

We will use a portion of the net proceeds of this offering to pay the cost of a convertible note hedge transaction with the option counterparty, which after partial offset by the proceeds from the warrant transaction with the option counterparty will be approximately $9.1 million.

We intend to explore the possible acquisition of one or more medical device companies or medical device products in an effort to expand our product portfolio, expand our sales channels, create international operating leverage, improve marketing and other efficiencies and leverage manufacturing and supply chain economics.

Accordingly, we intend to use the net proceeds from this offering remaining after the net cost of the convertible note hedge and warrant transactions to fund acquisitions from time to time of one or more complementary businesses or product lines. To the extent the net proceeds are not used for acquisitions, they will be used for general corporate purposes, which may include repayment of debt, capital expenditures, investments in our subsidiaries or as additions to working capital. Net proceeds may be temporarily invested in interest-bearing, investment-grade securities prior to use.

In furtherance of our acquisition strategy, we intend to raise additional funds after the conclusion of this offering to position ourselves to pursue any desirable acquisition candidates that we may identify.

Capitalization

The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of March 31, 2007 on:

•	an actual basis; and

•

an as adjusted basis to reflect the sale of the notes (assuming the underwriters’ over-allotment option is not exercised) and the application of the net proceeds therefrom as described in “Use of proceeds” (including the net cost of the convertible note hedge and warrant transactions described herein).

You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of March 31, 2007
(in thousands, except share and per share data)	Actual	As adjusted
Cash, cash equivalents and short-term investments	$96,369	$280,769	(1)

Long-term debt:
3.75% Convertible Senior Notes due 2014	—	200,000
Shareholders’ equity:
Preferred stock, par value $1.00 per share, 6,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.01 per share, 50,000,000 shares authorized; 16,541,342 shares issued and outstanding, actual and as adjusted(2) (3)	165	165
Additional paid-in capital	235,073	225,973	(1)
Accumulated deficit	(52,340)	(52,340)
Accumulated other comprehensive income	1,323	1,323

Total shareholders’ equity	$184,221	$175,121

Total capitalization	$184,221	$375,121

(1)	Includes the $9.1 million net cost of the convertible note hedge and warrant transactions.

(2)

Excludes the following shares issued under our stock incentive plans: 1,493,999 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $24.75 per share; 503,800 shares of common stock issuable upon vesting of outstanding restricted stock unit grants; and 400,783 shares of common stock available for future grant.

(3)	Excludes any shares of common stock issuable upon conversion of the notes offered hereby.

Description of the convertible note hedge

and warrant transactions

In connection with the pricing of the notes, we will enter into a convertible note hedge transaction in respect of approximately 48% of the notes (assuming the underwriters’ over-allotment option is not exercised) with the option counterparty. We will also enter into a separate warrant transaction with the option counterparty.

The convertible note hedge transaction will cover approximately 48% of any converted notes (assuming the underwriters’ over-allotment option is not exercised), and is expected to reduce potential dilution upon any such conversion in the event that the market value per share of our common stock, as measured under the terms of the convertible note hedge transaction, at the time of exercise, is greater than the applicable strike price of the convertible note hedge transaction, which corresponds to the initial conversion price of the notes and will be subject to certain adjustments substantially similar to those contained in the notes. If, however, the market value per share of our common stock, as measured under the terms of the warrant transaction, at the time of exercise exceeds the strike price of the warrant transaction, the dilution mitigation under the convertible note hedge transaction will be capped, which means that there will be dilution under the terms of the warrant transaction to the extent that the then market value per share of our common stock exceeds the applicable strike price.

The convertible note hedge transaction and the warrant transaction are separate transactions that will be entered into by us with the option counterparty, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge and the warrant transactions.

For a discussion of the potential impact of any market or other activity by the option counterparty (or its affiliates) in connection with these convertible note hedge and warrant transactions, see “Underwriting” and “Risk factors—Risks related to the notes—The convertible note hedge and warrant transactions may affect the value of notes and our common stock.”

SonoSite has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for this offering. Before you invest, you should read the prospectus and prospectus supplement to that registration statement and other documents SonoSite has filed with the SEC for more complete information about SonoSite and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Printed copies of the prospectus and prospectus supplement relating to this offering may also be obtained by requesting copies from JPMorgan, National Statements Processing, 4 Chase Metrotech Center, Floor L2, Brooklyn, NY 11245 or by calling (718) 242-8002.